October 2, 2008

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	VIVUS, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Period Ended June 30, 2008
File No. 1-33389

Dear Mr. Rosenberg:

VIVUS, Inc. (the “Company”) provides this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the quarterly period ended June 30, 2008, which were furnished by your letter dated September 5, 2008 (the “Staff Letter”).  In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response.  The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter.  References to “we”, “our” or “us” mean the Company or its advisors as the context may require.

Please note that the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K – December 31, 2007

Item 1.  Business

Corporate Collaborations and Licenses from Third Parties, page 14

1.                                       SEC Comment - We note your disclosure that you expect to make “substantial payments” to Tanabe based on certain development, regulatory and sales milestones.  Please disclose the maximum aggregate milestone payments you may be required to make to Tanabe.  Also, please disclose the expiration and termination provisions of the agreement.

VIVUS Response – Notwithstanding the Commission’s prior grant of confidential treatment for the amounts to be paid to Tanabe upon the achievement of milestones, we acknowledge the Staff’s comment, and we will update this disclosure in our future filings, including our Form 10-K for the year ending December 31, 2008, as follows (revised disclosures are italicized):

Tanabe

In January 2001, we entered into an exclusive Development, Licensing and Supply Agreement with Tanabe for the development of avanafil, our PDE5 inhibitor investigational product candidate for the oral and local treatment of male and female sexual dysfunction.  In September 2007, Tanabe merged with Mitsubishi Pharma Corporation, to form Mitsubishi Tanabe Pharma Corporation.  The combined companies are one of Japan’s leading pharmaceutical companies with estimated revenues of over $2.3 billion in 2007.

Under the terms of the agreement, Tanabe agreed to grant an exclusive license to us for products containing avanafil outside of Japan, North Korea, South Korea, China, Taiwan, Singapore, Indonesia, Malaysia, Thailand, Vietnam and the Philippines.  We agreed to grant Tanabe an exclusive, royalty-free license within those countries for oral products that we develop containing avanafil.  In addition, we agreed to grant Tanabe an option to obtain an exclusive, royalty bearing license within those countries for non-oral products that we develop containing avanafil.  Further, we granted Tanabe the option to obtain co-promotional rights for oral products that we develop under our license for up to 25% of the promotional activity in our territory.  Tanabe agreed to manufacture and supply us with avanafil for use in clinical trials, which are our primary responsibility.

We have paid upfront licensing fees of $5 million to Tanabe and have agreed to make additional payments upon the completion of certain development, regulatory and sales milestones.  During the first quarter of 2004, we initiated a Phase 2 clinical trial with avanafil, which meets one of the clinical development milestone criteria above. We paid Tanabe $2 million in connection with this milestone in 2006.  We have further agreed to pay royalties on net sales of products containing avanafil.  No payments were made in 2007 under this agreement with Tanabe.  We expect to make other substantial payments to Tanabe in accordance with our agreements with Tanabe as we continue to develop and, if approved for sale, commercialize avanafil for the oral treatment of male sexual dysfunction.  Such potential future milestone payments total $19 million and include payments upon: the enrollment of the first patient in the first Phase 3 clinical studies; the first submission of an NDA; obtainment of the first regulatory approval in the United States and any major European country; and achievement of $250 million or more in calendar year sales.

The term of the Tanabe agreement is based on a country-by-country and on a product-by-product basis.  The term shall continue until the later of (i) ten years after the date of the first sale for a particular product, or (ii) the expiration of the last to expire patents within the Tanabe patents covering such product in such country. In the event that our product is deemed to be (i) insufficiently effective or insufficiently safe relative to other PDE5 inhibitor compounds based on published information, or (ii) not economically feasible to develop due to unforeseen regulatory hurdles or costs as measured by standards common in the pharmaceutical industry for this type of product, we have the right to terminate the agreement with Tanabe with respect to such product.

In 2004, we also entered into a secured line of credit agreement with Tanabe Holding America, Inc., a subsidiary of Tanabe, allowing us to borrow up to $8.5 million to be used for the development of avanafil.  On April 24, 2007, in connection with our sale of Evamist to K-V, we paid off the outstanding balance of $6.7 million, including all accrued interest.  On May 1, 2007, Tanabe signed a Termination and Release acknowledging payment in full of the principal and interest due under the line of credit and releasing the lien on our assets, and thereby terminating the line of credit.

As mentioned above, in September 2007, Tanabe merged with Mitsubishi.  There can be no guarantee that this merger of Tanabe and Mitsubishi will not have an adverse material effect on our agreements with Tanabe, which in turn could lead to a material adverse effect on our business, financial condition and results of operations.

Item 1A.  Risk Factors

We currently depend on a single source for the supply of plastic applicator components for MUSE, page 34

2.                                       SEC Comment - We note your disclosure that until you secure and qualify additional sources of plastic components for MUSE, you are “entirely dependent upon Medegen.”  To the extent you have an agreement with Medegen, please file the agreement as an exhibit or, in the alternative, please tell us why you believe you are not required to file that agreement.

VIVUS Response – We currently do not have a written agreement with Medegen, rather we utilize purchase orders to obtain our supply of components from Medegen.  In 2007, our purchases from Medegen were not material, totaling $191,000, in 2006, $81,000 and in 2005, $50,000.  We acknowledge the Staff’s comment, and will update this disclosure in our future filings, including our Form 10-K for the year ending December 31, 2008, as follows (revised disclosures are italicized):

We currently depend on a single source for the supply of plastic applicator components for MUSE and an interruption to this supply source could harm our business.

We rely on a single injection molding company, Medegen Medical Products, LLC (“Medegen”), for our supply of plastic applicator components.  In turn, Medegen obtains its supply of resin, a key ingredient of the applicator, from a single source, Huntsman Corporation.  Orders to Medegen are made on a periodic basis with purchase orders.  We do not have a written agreement with Medegen for the supply of the plastic applicator components.  If we are unable to obtain components from Medegen for any reason, there can be no assurance that we will be able to identify and qualify additional sources of plastic components or that Medegen will be able to identify and qualify additional sources of resin.  We are required to receive FDA approval for new suppliers.  Until we secure and qualify additional sources of plastic components, we are entirely dependent upon Medegen.  If interruptions in this supply occur for any reason, including a decision by Medegen to discontinue manufacturing, labor disputes or a failure of Medegen to follow regulations, the manufacture and marketing of MUSE and other potential products could be delayed or prevented.  An extended interruption in the supply of plastic components could have a material adverse effect on our business, financial condition or results of operations.

Item 7,   Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Critical Accounting Policies and Estimates, page 54

Revenue Recognition, page 54

3.                                       SEC Comment - We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved.  As such, please revise your disclosure to include the following:

a)                                      The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

VIVUS Response – While we currently disclose the nature and amount of each accrual at the balance sheet date, we have not disclosed the effects of a sensitivity analysis on these accruals at December 31, 2007.  We acknowledge the staff’s comment, and we will include this sensitivity analysis in our future filings.  Please see the Proforma Revenue Recognition disclosures of the Critical Accounting Policies for the Form 10-K for the year ending December 31, 2008 below.

b)                                     The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

VIVUS Response – We currently disclose the critical factors that we consider in estimating each accrual.  Please see the section titled “Sales Allowances and Reserves” on page 54 of our 10-K for fiscal year ended December 31, 2007 and the Proforma 2008 Revenue Recognition disclosures presented below.

c)                                      To the extent that information you consider in b) is quantifiable, discuss both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand).  For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

VIVUS Response – Notwithstanding that we currently disclose the information that we consider in estimating each accrual, we acknowledge the Staff’s comment, and we will present in tabular format the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period in our future filings, including our Form 10-K for the year ending December 31, 2008.  Please see the Proforma Revenue Recognition disclosures of the Critical Accounting Policies for the Form 10-K for the year ending December 31, 2008 below.

d)                                     If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level.  Discuss your revenue recognition policy for such shipments.

VIVUS Response – We do not have any shipments made as a result of incentives to customers. We have negotiated pricing with the Federal Government and certain third party managed care organizations. Discounts earned under these agreements are provided for in the accrued chargebacks. We do disclose under “Results of Operations” in the section titled “Revenue” that we estimate that, “Similar to prior years, wholesalers made purchases in the fourth quarter of 2007 that were greater than the current demand. Based on the fourth quarter demand for MUSE, we estimate purchases made by wholesalers in the fourth quarter of 2007 represent approximately 3 to 4 months of excess demand.” Please refer to page 63 of our 10-K for fiscal year ended December 31, 2007.

e)                                      A roll forward of the liability for each estimate for each period presented showing the following:

•                  Beginning balance,

•                  Current provision related to sales made in current period,

•                  Current provision related to sales made in prior periods,

•                  Actual returns or credits in current period related to sales made in current period,

•                  Actual returns or credits in current period related to sales made in prior periods, and

•                  Ending balance.

VIVUS Response – While we do not currently present a rollforward schedule of the liability for each estimate as described above, we do disclose the details of the accrued product returns and accrued chargeback liabilities in “Schedule II – Valuation and Qualifying Accounts” on page 119 of the Form 10-K for year ended December 31, 2007 and, if appropriate, we discuss any significant changes in the sales allowances under the Results of Operations section of our annual Form 10-K. We acknowledge the Staff’s comment, and we will present a roll forward of the product returns, chargebacks and cash discounts for the each of the previous three years in our future filings, including our Form 10-K for the year ending December 31, 2008.   Please see the Proforma Revenue Recognition disclosures of the Critical Accounting Policies for the 2008 Form 10-K for the year ending December 31, 2008 below.

Proforma Revenue Recognition Disclosure in the Critical Accounting Policies and Estimates for inclusion in the Form 10-K for the year ending December 31, 2008. (Certain existing disclosures have been moved to different paragraphs to improve the readability of the disclosure and any new disclosures are presented in italics):

Revenue Recognition

Product Revenue:  Product sales are recognized as revenues when persuasive evidence of an arrangement exists, shipment has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.

Sales Allowances and Reserves:  Revenues from product sales are recorded net of product sales allowances for expected returns of expired product, government chargebacks and other rebate programs, and cash discounts for prompt payment. These sales allowances are deducted from gross product revenues at the time such revenues are recognized along with the recording of a corresponding reserve, or liability. In making these estimates we take into consideration our historical information, current contractual and statutory requirements, shelf life of our products, estimated customer inventory levels and information received from outside parties. Significant judgments and estimates must be made and used in estimating the reserve balances in any accounting period. Our product sales allowances and reserves include:

•                  Product Returns:  We have estimated reserves for product returns from wholesalers, hospitals and pharmacies in the United States in accordance with our product returns policy. Our returns policy allows product returns within the period beginning six months prior to and twelve months following product expiration. We sell one pharmaceutical product, MUSE, which is sold in four dosages. Three of these dosages have a 24-month shelf-life. The fourth, which has a small sales volume, has an 18-month shelf-life. As of December 31, 2008, the shipments of MUSE in the United States made in 2008, 2007, and a portion of the shipments in 2006 remain subject to future returns.

The following table summarizes our product not yet expired and subject to returns as of December 31, 2008:

Period of Expiration		Estimated Gross Sales Value
From	To	(In thousands)

Mo-Yr	Mo-Yr	$ XXX
Mo-Yr	Mo-Yr	XXX
Mo-Yr	Mo-Yr	XXX
Estimated gross sales value of product subject to return as of December 31, 2008		$ XXX

We record reserves for anticipated returns of expired product in the United States. We follow this method since reasonably dependable estimates of product returns can be made based on historical experience. There is no right-of-return on expired product sold internationally subsequent to shipment; thus, no returns reserve is needed.

We estimate our returns reserve by utilizing historical information and returns data obtained from external sources, along with the shelf life of the product. We believe that the information obtained from external sources is reliable, but we are unable to independently verify the accuracy of such data. We track the actual returns on a lot-by-lot basis along with date of production and date of expiration. We review the actual returns experience for trends. We calculate our returns reserve by applying an estimated return rate to the quantity of units sold that is subject to future return. We routinely assess our experience with product returns and adjust the reserves accordingly. Revisions in returns estimates are charged to income in the period in which the information that gives rise to the revision becomes known. We consider a XX-percentage point variation to be a reasonably possible change in the percentage of our product returns to related gross sales. A XX-percentage point change in the estimated product returns rate recognized in 2008 would lead to an approximate $XXX effect on our U.S. product revenue, net and net loss.

The following table summarizes the activity in the accounts related to accrued product returns:

	2008	2007	2006
(In thousands)

Balance at January 1	$ XXX	$ XXX	$ XXX
Current provision related to sales made in current period	XXX	XXX	XXX
Current provision related to sales made in prior periods	XXX	XXX	XXX
Actual product returns related to sales made in current period	XXX	XXX	XXX
Actual product returns related to sales made in prior periods	XXX	XXX	XXX
Balance at December 31	$ XXX	$ XXX	$ XXX

(**We will also provide explanation of significant matters and trends relating to the above table to the extent applicable.**)

•                  Chargebacks:  Chargebacks include government chargebacks which are contractual commitments by us to provide MUSE to federal government organizations including the Veterans Administration at specified prices and other rebate programs, primarily with Medicaid, Medicare Part D and managed care organizations, for the reimbursement of portions of the prescriptions filled that are covered by these programs. Allowances for chargebacks are recorded at the time of sale to the wholesaler distributors and accrued as a reserve. In estimating the chargeback reserve, we analyze actual government chargeback and rebate amounts paid and apply chargeback rates to estimates of the quantity of units subject to chargeback. We estimate this reserve by utilizing historical information, contractual and statutory requirements, end-customer prescription demand data, estimated quantities sold to these organizations and estimated wholesaler inventory levels based upon data obtained from our larger wholesaler customers. We believe that the information received from the wholesaler customers regarding inventory levels and information received from external sources regarding end-customer prescription demand are reliable, but we are unable to independently verify the accuracy of such data. Effective January 1, 2006, MUSE no longer qualifies for Medicaid reimbursement and effective January 1, 2007, MUSE no longer qualifies for Medicare Part D. We routinely reassess the chargeback estimates and adjust the reserves accordingly. We consider a XX-percentage point variation to be a reasonably possible change in the percentage of chargebacks to related gross sales. A XX-percentage point change in the estimated chargebacks rate recognized in 2008 would lead to an approximate $XXX effect on our U.S. product revenues, net and net loss.

The following table summarizes the activity in the accounts related to accrued chargebacks:

	2008	2007	2006
(In thousands)

Balance at January 1	$ XXX	$ XXX	$ XXX
Current provision related to sales made in current period	XXX	XXX	XXX
Current provision related to sales made in prior periods	XXX	XXX	XXX
Actual chargebacks	XXX	XXX	XXX
Balance at December 31	$ XXX	$ XXX	$ XXX

(**We will also provide explanation of significant matters and trends relating to the above table to the extent applicable.**)

•                  Cash Discounts:  We offer cash discounts to wholesaler distributors, generally 2% of the sales price as an incentive for prompt payment. The estimate of cash discounts is recorded at the time of sale. We account for the cash discounts by reducing accounts receivable by the full amount of the discounts we expect wholesaler distributors to take.

The following table summarizes the activity in the accounts related to cash discounts:

	2008	2007	2006
(In thousands)

Balance at January 1	$ XXX	$ XXX	$ XXX
Current provision related to sales made in current period	XXX	XXX	XXX
Actual cash discounts	XXX	XXX	XXX
Balance at December 31	$ XXX	$ XXX	$ XXX

(**We will also provide explanation of significant matters and trends relating to the above table to the extent applicable.**)

All of the aforementioned categories of sales allowances are evaluated each reporting period and adjusted when trends or significant events indicate that a change in estimate is appropriate. Changes in actual experience or changes in other qualitative factors could cause our sales allowance adjustments to fluctuate. If actual returns, government chargebacks, rebates and cash discounts are greater than our estimates, additional reserves may be required which could have an adverse effect on financial results in the period of adjustment. Revisions to estimates are charged to income in the period in which the facts that give rise to the revision become known.

f)               In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e.  product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

VIVUS Response – We propose that on a prospective basis in our Form 10-K for the year ending December 31, 2008, to discuss in narrative form any significant fluctuations, adjustments and trends in the deductions from gross U.S. revenue for each type of sales allowance and the effect that the changes in our estimates of these items had on our revenues and operations. In addition, we will discuss any historical trends related to our sales reserves including any anticipated future trends.  To the extent such changes have been significant; we currently discuss their impact on U.S. revenues in our discussion of results of operations in both our Form 10-Q and Form 10-K periodic filings.

Contractual Obligations, page 72

4.                                       SEC Comment - Please revise your contractual obligation table to include interest to be paid related to your Notes payable because it does not appear that you included the interest obligations in this table.

VIVUS Response – We acknowledge the Staff’s comments, and we will disclose the interest obligations in the Contractual Obligations table in our filings, including our Form 10-Q for the period ending September 30, 2008.  Please see the Proforma Contractual Obligations disclosure for the September 30, 2008 Form 10-Q below.  (Certain existing disclosures have been moved to different paragraphs to improve the disclosure and any new disclosures are presented in italics):

Payments Due by Period
Contractual obligations	Total	2008 (three months)	2009-2011	2012-2013	Thereafter
(in thousands)

Operating leases	$ XXX	$ XXX	$ XXX	—	—

Manufacturing and other agreements	XXX	XXX	XXX	—	—

Clinical trials	XXX	XXX	XXX	—	—

Notes payable	XXX	XXX	XXX	$ XXX	$ XXX

Interest payable	XXX	XXX	XXX	XXX	XXX

Total contractual obligations	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX

Notes Payable and Interest Payable

On January 4, 2006, we obtained a $5.4 million loan from Crown. The land and buildings, among other assets, located at our principal manufacturing facility and a $700,000 Certificate of Deposit held by Crown serve as collateral for these Agreements. The loan is payable over a 10-year term. The interest rate is adjusted annually to a fixed rate for the year equal to the prime rate plus 1%, with a floor of 7.5%. Principal and interest are payable monthly based upon a 20-year amortization schedule and are adjusted annually at the time of the interest rate reset. All remaining principal is due on February 1, 2016. The interest rate was XX% and 9.25% for the periods ended September 30, 2008 and 2007, respectively. As of September 30, 2008, we have a principal balance of $XX million remaining on the Crown loan.

We have included in the above table the estimated interest payments based upon current interest rates that we expect to make in accordance with the terms of the loan agreement. However, should we decide to prepay the loan, there would be a prepayment premium, in lieu of the interest payable in the above table, which would have been 3% at September 30, 2008 (the third year of the loan term). If prepayment occurs in the fourth year the premium would be 2%, and if it occurs in the fifth year or thereafter, the premium would be 1%.

Additional Payments, page 73

5.                                       SEC Comment - Your discussion includes references to payments that you will make related to achievement of milestones.  Where applicable please revise your discussion to include a summary discussion of event milestones, triggering events, as well as, the aggregate amount to be paid and the amount paid to date under the terms of each agreement so that an investor understands the uncertainties and why you concluded that inclusion in the table was not required.

VIVUS Response – Notwithstanding the Commission’s prior grant of confidential treatment for the amounts to be paid upon achievement of milestones pursuant to our agreements with Tanabe and Acrux, we acknowledge the Staff’s comments, and we will disclose the total aggregate amount to be paid upon the achievement of milestones under each agreement and separately state the nature of each of these triggering events in our future filings, including our Form 10-Q for the period ending September 30, 2008, as follows (revised disclosures are italicized):

Additional Payments

We have entered into development, license and supply agreements which contain provisions for payments upon completion of certain development, regulatory and sales milestones. Due to the uncertainty concerning when and if these milestones may be completed, we have not included these potential future obligations in the above table.

Tanabe

In January 2001, we entered into an exclusive development, license and supply agreement with Tanabe for the development and commercialization of avanafil, a PDE5 inhibitor compound for the oral and local treatment of male and female sexual dysfunction. Under the terms of the agreement, Tanabe agreed to grant an exclusive license to us for products containing avanafil outside of Japan, North Korea, South Korea, China, Taiwan, Singapore, Indonesia, Malaysia, Thailand, Vietnam and the Philippines. We agreed to grant Tanabe an exclusive, royalty-free license within those countries for oral products that we develop containing avanafil. In addition, we agreed to grant Tanabe an exclusive option to obtain an exclusive, royalty bearing license within those countries for non-oral products that we develop containing avanafil. Further, we granted Tanabe the option to obtain co-promotional rights for oral products that we develop under our license for up to 25% of the promotional activity in our territory. Tanabe agreed to manufacture and supply us with avanafil for use in clinical trials, which will be our primary responsibility.

We have paid upfront licensing fees of $5 million to Tanabe and have agreed to make additional payments upon the completion of certain development, regulatory and sales milestones. During the first quarter of 2004, we initiated a Phase 2 clinical trial with avanafil, which meets one of the clinical development milestone criteria above. We paid Tanabe $2 million in connection with this milestone in 2006. We have further agreed to pay royalties on net sales of products containing avanafil. No payments were made under this agreement with Tanabe in the year ended December 31, 2007. We expect to make other substantial payments to Tanabe in accordance with our agreements with Tanabe as we continue to develop and, if approved for sale, commercialize avanafil for the oral treatment of male sexual dysfunction. Such potential future milestone payments total $19 million and include payments upon: the enrollment of the first patient in the first Phase 3 clinical studies; the first submission of an NDA; obtainment of the first regulatory approval in the United States and any major European country; and achievement of $250 million or more in calendar year sales.

The term of the Tanabe agreement is based on a country-by-country and on a product-by-product basis. The term shall continue until the later of (i) ten years after the date of the first sale for a particular product, or (ii) the expiration of the last to expire patents within the Tanabe patents covering such product in such country. In the event that our product is deemed to be (i) insufficiently effective or insufficiently safe relative to other PDE5 inhibitor compounds based on published information, or (ii) not economically feasible to develop due to unforeseen regulatory hurdles or costs as measured by standards common in the pharmaceutical industry for this type of product, we have the right to terminate the agreement with Tanabe with respect to such product.

Acrux

In February 2004, we entered into exclusive licensing agreements with Acrux Limited (“Acrux”) and its subsidiary under which we have agreed to develop and, if approved, commercialize Luramist and Evamist in the United States for various female health applications. Acrux’s metered-dose transdermal spray, or MDTS, technology is a patented, simple to use spray that is being developed to deliver testosterone and estradiol effectively to women when applied to the skin. We agreed to grant Acrux’s subsidiary a non-exclusive, royalty-free license outside the United States for any MDTS products containing improvements we have made to the licensed intellectual property and the option to obtain a non-exclusive, worldwide license for our intellectual property related to MDTS products. We have paid $3 million in upfront licensing fees to Acrux and have agreed to make additional payments upon the completion of certain development, regulatory and sales milestones. Under the terms of the agreements, we agreed to pay to Acrux combined licensing fees up to $4.3 million for the achievement of certain clinical development milestones, up to $6 million for achieving product approval milestones, and royalties on net sales in the United States following approval and commercialization of each product. Future potential milestone payments to Acrux for Luramist total $5.5 million and are payable upon (1) the dosage of the first patient in the Phase 3 clinical studies, (2) the first submission of an NDA, and (3) obtainment of the first regulatory approval in the United States. We have paid $4.8 million in clinical development milestones payments to date, including the $1 million milestone payment we made to Acrux in October 2006 related to the submission of an NDA to the FDA for Evamist and the $3 million product approval milestone payment for approval of this NDA, which was paid in August 2007. Per the terms of our Asset Purchase Agreement with K-V for the sale of our Evamist product, we granted a sublicense of our rights under the Acrux Agreement related to Evamist to K-V and K-V paid $1.5 million of this $3 million obligation. Although we have sublicensed our rights under the Acrux Agreement related to Evamist to K-V, we will continue to have certain obligations under this license in the event that K-V does not satisfy the requirements under the sublicense agreement. See Note 12: “Sale of Evamist Product” to the consolidated financial statements included in this Form 10-K for additional information concerning the terms of this agreement and Note 15: “Legal Matters” for further information regarding Acrux.

Form 10-Q – June 30, 2008

Item 1.  Condensed Consolidated Financial Statements (Unaudited)

Notes To Unaudited Condensed Consolidated Financial Statements

7.  Deerfield Financing, page 14

6.                                       SEC Comment - Please tell us, citing authoritative accounting guidance, why you believe that netting the $2 million price of the option to purchase the “Deerfield Sub” and expenses against the loan is in accordance with US GAAP.  Also explain why you reported the borrowing of $889,000 net on the statement of cash flows.

VIVUS Response – We determined that the Deerfield transaction is subject to EITF Issue No. 88-18, Sale of Future Revenues, and that the transaction is a financing and not a sale of royalties.  The basis for our conclusion is that the transaction meets several criteria under EITF Issue No. 88-18 for classification as debt, as follows: 1) we have significant continuing involvement in generating cash flows payable to the Deerfield Sub (i.e., through the sale of MUSE); 2) the proceeds received by us will be repayable if and when we exercise the call option, or when the put option is exercised; 3) the rate of return on the financing is implicitly or explicitly limited by the terms of the arrangement, as a result of the call and put options; and 4) the repayment of the debt is secured by the intellectual property related to MUSE and avanafil.  Accordingly, the amounts received by us were recorded as a loan.

We have treated the call option as an option on the loan, i.e., as a prepayment option. Under the financing arrangement, the Deerfield Sub was formed solely to advance funds to VIVUS.  The only asset and activity of the Deerfield Sub is the loan to VIVUS.  Under the financing arrangement, VIVUS has a call option under which it may prepay the loan by acquiring the common stock of the Deerfield Sub.  Similarly, affiliates of the Deerfield Sub have a put option under which they may require repayment of the debt by requiring VIVUS to acquire the common stock of the Deerfield Sub.  While the call and put options are on the common stock of the Deerfield Sub, they are effectively options on the loan to VIVUS, since the loan to VIVUS is the only asset and activity of the Deerfield Sub.

We evaluated the call option (and its $2 million purchase price) under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and determined that it should not be bifurcated or accounted for separately.  The basis for this treatment is that the call option, an embedded derivative, is “clearly and closely related” to the debt host, since the call option exercise price or payoff is not indexed to any underlying other than interest rate or credit risk, and it is not contingently exercisable.(1) Furthermore, the call option is “clearly and closely related” to the debt host under paragraphs 13(a) and 13(b) of SFAS 133 because the debt investor will, upon settlement, recover substantially all of its initial recorded investment, and because the call option may only be exercised by us.(2)  Accordingly, we have not bifurcated or accounted for the call option separately.

(1) See DIG B16, Embedded Derivatives: Calls and Puts in Debt Instruments, Example 1.

(2) See DIG B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor.

We recorded the $2 million price of the call option as an offset to the initial proceeds of $3.3 million.  We have also netted fees paid to, and reimbursements of expenses incurred by, the debt investor.(3)  The basis for our accounting is a determination that these amounts are debt discounts, not debt issue costs.  Debt issue costs typically are external incremental costs, i.e., costs that the debt issuer or borrower pays to parties other than the lender (e.g., investment bankers, attorneys, etc.).  However, amounts which the borrower pays directly to the lender are not debt issuance costs, but rather are amounts which reduce the debt proceeds, the price paid by the lender for the debt securities.(4) Accordingly, we have recorded the call option purchase price, the fees, and the reimbursements as debt discounts, netting them against the loan.

We have reported the $889,000 borrowing net on the statement of cash flows, since this is the actual amount of cash received by us, and since the call option and debt discounts(5) are not  accounted for separately from the debt. We have accreted the initial net loan proceeds and future advances to $17 million, using the interest method under APB No. 21, Interest on Receivables and Payables.  $17 million is the amount we may be obligated to repay on the 3rd anniversary, the earliest that the put option may be exercised absent a major transaction (as defined).

Your prompt attention to our responses is greatly appreciated.  If you have any further questions or comments, please do not hesitate to contact me at (650) 934-5265.

Sincerely,

VIVUS, Inc.

/s/ Lee. B. Perry
Lee B. Perry,
VP and Chief Accounting Officer

cc:	James Peklenk
Sebastian Gomez Abero
Securities and Exchange Commission
Leland Wilson
Timothy Morris
VIVUS, Inc.
John Slebir
Wilson Sonsini Goodrich & Rosati

(3) “Debt investor” refers to the Deerfield Sub and its affiliates.

(4) PricewaterhouseCoopers accounting guidance (Accounting and Reporting Manual Sections 5280.112 and 5280.13).

(5) APB No. 21, Interest on Receivables and Payables, para. 16